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                                                                      Exhibit 13

                               PURCHASE AGREEMENT

         ProFunds, an open-end management investment company (the "Trust"), and National Capital Group, Inc. ("National Capital"), intending to be legally bound, hereby agree as follows:

         1. In order to provide the Trust with its initial capital, the Trust hereby sells to National Capital and National Capital hereby purchases units of the Trust's beneficial interest (the "Shares") in the amounts and at the prices per share set forth below, such purchases to be allocated evenly between classes of each existing class of each series:

                                              No. of                Price Per
     Series                                   Shares                      Share
     ------                                   ------                      -----

     Bull ProFund .......                        1                        $10.00

     UltraBull ProFund ..                        1                        $10.00

     Bear ProFund .......                        1                        $10.00

     UltraBear ProFund ..                        1                        $10.00

     UltraOTC ProFund ...                        1                        $10.00

     Money Market ProFund                   99,950                        $ 1.00


2. The Trust hereby acknowledges receipt from National Capital of $100,000 in full payment for the Shares.

3.   National Capital represents and warrants to the Trust that:

     (a) The Shares are being acquired for investment and not with a view to distribution thereof and that National Capital has no present intention to redeem or dispose of any of the Shares; and

     (b) National Capital's purchase of the shares qualifies under Section 4 (2) of the Securities Act of 1993, as amended.



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     4. National Capital hereby agrees that in the event that it redeems any of the Shares prior to the time that the Trust has completed the amortization of its organizational expenses, the redemption proceeds may be reduced by a pro rata portion of the remaining amount of such unamortized organizational expenses. If such reduction is not, in fact, made, National Capital agrees to reimburse the Trust upon request for such pro rata portion of unamortized organizational expenses. In addition, in the event that the Trust liquidates before the deferred organizational expenses are fully amortized, then the Shares shall bear their proportionate share of such unamortized organizational expense.

     5. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust as provided in the Trust's Declaration of Trust.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the _____ day of October, 1997.

                                  THE PROFUNDS

                                  By:  ______________________________________

                                  NATIONAL CAPITAL GROUP, INC.

                                  By:  ______________________________________